1345 AVENUE OF THE AMERICAS, 11TH FLOOR NEW YORK, NEW YORK 10105 TELEPHONE: (212) 370-1300 FACSIMILE: (212) 370-7889 www.egsllp.com

VIA EDGAR

October 14, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Transportation and Leisure

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Attn: Mara L. Ransom, Assistant Director

RE:	Natural Destiny Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed October 3, 2016
File No. 333-211380

Dear Ms. Ransom:

On behalf of Natural Destiny Inc. (the “Company”), we hereby respond to the letter, dated October 7, 2016, from you to Jianrong Xia, Chief Executive Officer of the Company, setting forth the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in respect of the Company’s Amendment No. 3 to Registration Statement on Form S-1 filed October 3, 2016 (“Amendment No. 3”). An Amendment No. 4 to the Registration Statement on Form S-1 (“Amendment No. 4”), reflecting the Company’s responses below and other updating changes to Amendment No. 4, is being publicly with the Commission contemporaneously with the submission of this letter. For your convenience, we have recited the Staff’s comment in italicized and bold type, below, and have followed the comment with the Company’s response.

Certain Relationships and Related Transactions, page 46.

1.	In response 10 of your August 16, 2016 letter, you seem to indicate that you are not yet subject to Section 13(k) of the Exchange Act. In Section 13(k), the definition of “issuer” references Section 2 of the Sarbanes Oxley Act of 2002, which, in turn, defines “issuer” to include companies, such as Natural Destiny Inc., that have “filed a registration statement that has not yet become effective under the Securities Act of 1933.” In your next amendment, please confirm that all loans have been paid in full.

In response to the Staff’s comment, the Company has confirmed in the Amendment No. 4 that all loans to Mr. Xia have been paid in full.

* * * * *

Mara L. Ransom, Assistant Director, Assistant Director U.S. Securities and Exchange Commission October 14, 2016 Page 2 of 2

We thank the Staff in advance for its consideration of the Amended Registration Statement. Should you have any questions regarding the foregoing, please contact me at (212) 370-1300.

Sincerely,

/s/ Richard I. Anslow

Richard I. Anslow

cc:     Natural Destiny Inc.